  Exhibit (a)(1)(C)
Offer To Purchase
All Outstanding Shares of Common Stock
of
ARCELLX, INC.
a Delaware corporation
at
$115.00 net per share in cash
plus one contractual contingent value right (“CVR”) per share, which represents the right to receive one contingent cash payment of $5.00 per CVR, payable on March 31, 2030, if a specified milestone is achieved on or prior to December 31, 2029
Pursuant to the Offer to Purchase dated March 6, 2026
by
RAVENS SUB, INC.
a wholly owned subsidiary of
GILEAD SCIENCES, INC.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON APRIL 2, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
March 6, 2026
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Arcellx, Inc., a Delaware corporation (the “Company”), at a price per Share of (i) $115.00 per Share (the “Closing Amount”), net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one CVR, which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of the Company’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
The Offer to Purchase;

2.
The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.
The Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated March 6, 2026.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on April 2, 2026, unless the Offer is extended or earlier terminated.
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 22, 2026, by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), without a vote of the Company’s stockholders, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the Company will be the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned immediately prior to the effective time of the Merger by the Company (including those held in the Company’s treasury), (ii) Shares owned both as of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer (each of (i), (ii) and (iii) will be cancelled and retired and cease to exist, and no consideration will be delivered in exchange therefor) and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive, on a per Share basis (x) the Closing Amount in cash, without any interest thereon, subject to any withholding tax, plus (y) one CVR per Share. As a result of the Merger, the Company would cease to be a publicly traded company and will become wholly owned by Parent.
THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, including any required signature guarantees (in respect of Shares tendered by any means other than book-entry transfer through DTC) or, in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, together with confirmation of receipt of such Shares under the procedure for book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by Computershare Trust Company, N.A. (the “Depositary”)
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Computershare Trust Company, N.A., as the depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 5 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,
Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022
Banks and Brokers Call: (212) 750-5833 Stockholders and All Others Call Toll Free: (877) 800-5182